FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2004

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X               Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes                     No      X

Table of Content

1.	English translation of Information Notice regarding share buy back program filed with the Autorité des Marchés Financiers.

2.	English translation of published extract of the Information Notice regarding share buy back program.

3.	English translation of press release.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date: December 22, 2004,
	By:	/s/ Stephen Juge

Name: Stephen Juge Title: Executive Vice President and General Counsel

Gemplus International S.A.
A public limited Company with a share capital of 128,567,713.34 Euros
Registered offices: 46A, Avenue John F. Kennedy, L — 1855 Luxemburg
R.C.S. Luxemburg B 73 145

Prospectus issued within the scope of the share buy-back program decided by the General Meeting of Shareholders of 27 April 2004 and implemented by delegation of the Board of Directors of
26 October 2004

Pursuant to article L.621-8 of the Monetary and Financial Code, the “Autorité des Marchés Financiers” signed the present prospectus on 15 December 2004 with visa n° 04-975, in accordance with articles 241-1 to 241-7 of the General Regulation of the AMF. This document was put together by the issuer, and binds the signatory. The visa does not imply the approval of the share buy-back program, nor the authentication of the financial and accounting information presented herein.

Summary of the main features of the
share buy-back program operation

Visa AMF: n° 04-975 dated 15 December 2004

Issuer: Gemplus International S.A. listed on the Premier Marché of Euronext Paris

Share buy-back Program:

•	Securities concerned: Gemplus International S.A. shares

•	Maximum buy-back percentage authorized by the General Meeting: 10% i.e., taking into account the shares held by the Company, 59,461,035 shares representing a maximum amount of € 178,383,105

•	Maximum unit purchase price: € 3

•	Minimum unit transfer price: € 0.01

•	Objectives by decreasing order of priority:

•	cancellation of shares (with the prior authorization of Extraordinary General Meeting of the Company),

•	allocation of shares to employees benefiting from stock-options programs or any other share allocation program,

•	sale or transfer of shares resulting from convertible debt instruments,

•	remittance of shares in payment or exchange in relation to possible external growth transactions.

•	Duration of the program: Period between the date of publication of the present prospectus and 26 October 2005 i.e. 18 months as from the Ordinary General Meeting of 27 April 2004.

Introduction

Gemplus International S.A. (the “Company”), including its consolidated subsidiaries, is a world leader in the supply of innovative technology products and services to the mobile communication and secured transaction sector. The Company designs, develops, produces and markets smart cards, memory cards and magnetic strip cards for the telecommunication, financial and security industries.

Company shares are listed on Premier Marché d’Euronext, Paris S.A. (code Euronext: LU0121706294 - GEM) and on the Nasdaq (symbol: GEMP). The Company’s turnover for the 2003 financial year amounted to 749.2 million Euros.

For more information, please visit Gemplus’ Web site on: www.gemplus.com.

Pursuant to articles 241-1 to 241-7 of the General Regulation of the AMF, the objective of this prospectus is to describe the objectives and conditions of the share buy-back program authorized by the Company’s Annual General Meeting of Shareholders of 27 April 2004 and implemented by the Board of Directors of 27 April and 26 October 2004, as well as the assessed impact on the position of its shareholders. It replaces the share buy-back program adopted by the General Meeting of Shareholders of 29 April 2003.

Summary and results of the previous share buy-back program

It should be recalled that, within the scope of the share buy-back program authorized by the Ordinary General Meeting of Shareholders of 18 April 2001 and signed by the COB on 4 May 2001, the Company redeemed 6,044,515 company shares at an average price of 3.06 Euros per share. On 17 April 2002, the Extraordinary General Meeting cancelled 4,634,859 shares held by the Company at the time and authorized the Company to cancel the 30,743,679 shares held by an indirect subsidiary when owning them directly. In accordance with this decision, on 10 March 2003, the 30,743,679 shares were cancelled.

On 1 November 2004, the Company’s capital was made up of 607,225,000 shares, 1,261,465 being held directly or indirectly by the Company, representing approximately 0.21% of capital.

No liquidity contract was put into place by the Company.

SUMMARY DECLARATION TABLE

declaration of transactions carried out on own shares
from 14 April 2001 to 30 November 2004

Percentage of capital held directly or indirectly by the company: 0.21%

Number of shares cancelled during the last 24 months: 35,378,538
Number of securities held in the company portfolio: 1,261,465 (1)
Accounting value of portfolio: € 1,489,000
Market value of portfolio: € 1,866,968(2)

(1)	Shares allocated to stock options programs

(2)	Using average rate over August, September and October 2004, i.e. € 1.48

	Cumulated gross flow		Positions open on the day the prospectus was filed
	Purchases	Sales	Positions open for purchase			Positions open for sale
Number of shares	6,044,515	148,391	Call bought	Put sold	Futures buying	Call sold	Put bought	Futures sales
Maximum average due date			Nil	Nil	Nil	Nil	Nil	Nil
Average transaction price	€3.06	€4.17
Average exercise price	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Amounts	€18,455,855	€672,280

1. Objectives of the share buy-back program and use of the redeemed shares

The object of the Company’s Board of Directors of 26 October 2004 was to implement the share buy-back program. It reported that European Regulation n° 2273/2003 pertaining to the mode of enforcement of the 2003/6 “Market abuse” directive, regarding share buy-back programs, was enforced as of 13 October 2004. To comply with that European rule, the Board of Directors imposed more restrictive objectives than those authorized by the General Meeting of 27 April 2004 on the share buy-back program.

Thus, the Company intends to be granted the capacity of acting on its own shares in order to, in decreasing order of priority:

•	Cancel the shares thus redeemed with the prior authorization of the Extraordinary General Meeting which will have to meet for that purpose;

•	Allocate shares to employees under the Company stock option programs or any other program of share allocation;

•	Sell or transfer shares resulting from convertible debt instruments.

Moreover, the Company reserves the right to act upon its own shares to:

•	Remit shares in payment or exchange in relation to possible external growth transactions.

2. Legal framework

The Company undertakes to use the following authorization in the strict respect of the applicable legal and regulatory provisions and positive law as a whole.

The program was decided by the Ordinary General Meeting of Shareholders of 27 April 2004 by the following resolution:

“The General Meeting has authorized the Company, or any wholly-owned subsidiary, to purchase, acquire or receive shares in the Company, from time to time over the stock exchange or in privately negotiated transactions, and in the case of acquisition for value, at a purchase price being no less than € 0.01 and no more than € 6 and on such terms as shall be determined by the Board of Directors of the Company, provided such purchase is in conformity with Article 49-2 of the Luxembourg Company Law and with applicable laws and regulations, such authorization being granted for purchases completed on or before October 26, 2005.

The acquisition of shares shall in addition be carried out in accordance with the following conditions:

(a)	They may be made by all methods or means in accordance with applicable regulations.

(b)	They may be made inter alia, and by order of priority:

(i)	to carry out a financial management policy for the Company comprising the possibility to cancel shares so redeemed;

(ii)	to grant options to purchase or to subscribe for shares to employees or officers of the Company or its subsidiaries and to remit shares upon exercise of existing purchase options;

(iii)	to remit shares in payment or exchange either in relation to external growth transactions or issues of securities giving the right to reimbursement, conversion, exchange, presentation of a warrant or by any other means as a counterpart to the allocation of shares of the Company;

(iv)	to proceed to purchases and sales according to market conditions; and

(v)	to regulate the share price by intervention against the trend.

Shares redeemed may only be cancelled as set out under (i) above with the prior authorization of a general meeting of shareholders held following the date hereof.

(c)	The maximum number of shares which may be acquired pursuant to this authorization is 60,714,091 shares representing as of March 31, 2004 10% of the issued shares of the Company (provided that the accounting par value of the shares acquired, including shares previously acquired by the Company and held by it in its portfolio as well as the shares acquired by a person acting in its own name but on behalf of the Company, may not exceed 10% of the subscribed capital);

On 26 October 2004, the Board of Directors of the Company decided, in accordance with the powers given to them by the Meeting to implement the share buy-back program, to limit the maximum purchase price to 3 Euros.

3. Terms

3.1.	Maximum share of capital to be acquired and maximum amount of funds earmarked for the transaction

The maximum share of capital whose buy-back is authorized by the General Meeting of Shareholders amounts to 10% of the capital issued by the Company, in accordance with article 49-2(1)2° of the Luxemburg 10 August 1915 Act on Commercial partnerships, according to which the nominal value, or, in the absence of a nominal value, the accounting par of exchange for the acquired shares, including shares that the Company may have acquired previously and that it might have in its portfolio, as well as shares acquired by a person in his own name but on behalf of that Company, cannot exceed 10% of the subscribed capital.

Since the General Meeting of 27 April 2004, the share capital of the Company was increased to 607,225,000 shares on 27 September 2004.

The Company reserves its right to use the authorized program as a whole and undertakes to remain permanently within the maximum direct or indirect holding threshold of 10% of the issued capital — which represents 60,722,500 shares —, as authorized by the Luxemburg 10 August 1915 Act on Commercial partnerships. Account taken of shares already held directly by the Company on 1 November (1,261,465 shares, i.e. approximately 0.21% of capital), the buy-back may bear on 59,461,035 shares, i.e. 9.79% of capital.

The Board of Directors of 26 October 2004 decided to reduce the maximum purchase unit price to € 3 to take into account the evolution of the rate observed over the last 18 months. For information, the maximum amount for the Company, assuming purchases take place at the maximum price set by the Board of Directors, i.e. 3 Euros, would amount to 178,383,105 Euros.

As at 31 December 2003, the company’s voluntary reserves (reserves other than legal or statutory and unavailable reserves increased by issue, share and merger premiums, balances carried forward) amount to 1,053,837 thousand Euros and are higher than the maximum amount of the share buy-back program, in accordance with article L225-210 of the Commercial Code.

Finally, in accordance with article 49-2(1)3° of the Luxemburg 10 August 1915 Act on commercial partnerships, “the acquisitions should not result in net assets falling below the subscribed capital, increased by reserves whose distribution is prohibited by the law or statutes”. As at 31 December 2003, the net assets of the Company amounted to 1,183,304 thousand Euros and the subscribed capital, increased by the unavailable voluntary reserves, to 129,467 thousand Euros.

3.2.	Terms of buy-back

The shares may be redeemed by intervening in the market or over-the-counter, especially by purchasing blocs of securities. The resolution of the meeting does not specify any specific limit for these bloc acquisitions. However, the Board of Directors of 27 April 2004 expressly rejected the use of derivatives.

3.3.	Duration and timetable of the buy-back program

The program is planned for duration of 18 months as from the date of the meeting, i.e. until 26 October 2005 inclusive and will only start effectively on the date of publication of this prospectus.

3.4.	Financing terms

Within the scope of its global financial management, the Company plans to finance the purchase of shares using its available cash, and if necessary, to resort to debt in order to finance the additional requirements in excess of its internal financing.

The annual consolidated accounts as at 31 December 2003 show the following amounts:

(i)	cash: 390,684 thousand Euros;

(ii)	equity capital group share: 695,012 thousand Euros;

(iii)	financial debt: 44,821 thousand Euros.

4. Information used to assess the impact of the program on the financial position of the Company

The calculation of the impacts of the buy-back program on Company accounts was carried out for information, on the basis of the 2003 consolidated accounts and the following assumptions: (i) buy-back of 9.79% of capital, i.e. 59,461,035 shares as at 1 November 2004 based on a rate of 1.48 Euros (representing the average rate over August, September and October 2004), and (ii) average financing cost before 4% tax, the rate retained being net of tax, taking into account the fact that the company is in deficit.

On these bases, the impact of the buy-back program on the consolidated accounts closed on 31 December 2003 would be as follows:

	Consolidated
	accounts	Buy-back of	Pro forma after	Effect of buy-back
	as at	9.79%	buy-back of 9.79%	expressed as
K €	31 / 12 / 2003	of capital	of capital	a percentage
Equity capital, group share	695,012	91,522	603,490	(13.2)%
Equity capital, consolidated group	707,085	91,522	615,563	(12.9)%
Net financial debt	(345,863)	(91,522)	(254,341)	(26.5)%
Net result group share	(161,107)	3,520	(164,627)	2.2%
Weighted average number of outstanding shares	605,658,965	59,461,035	546,197,930	(9.8)%
Net result per share	(0.266)	0.035	(0.301)	13.3%
Weighted average number of outstanding shares, adjusted by the effect of the dilutive instruments	605,658,965	59,461,035	546,197,930	(9.8)%
Net result, diluted per share	(0.266)	0.035	(0.301)	13.3%

5. Tax regime

5.1.	Tax regime applicable to the assignee

The buy-back of its own shares by the Company, without any subsequent cancellation, would impact on its taxable result insofar as the shares would then be assigned or transferred at a price different from the purchase price. In that case, the taxable result would be allocated in accordance with the capital gain or loss realized. Capital gain could only be exempted from income tax in Luxemburg if the conditions of the Luxemburg mother-sister companies regime were respected. The capital loss would be tax deductible.

In the event of a cancellation of the redeemed securities, there would not be any impact on the assignee’s income statement.

5.2.	Tax regime applicable to the assignors

No tax deduction at source will be carried out by the assignee on the sums paid to the assignors in accordance with the Luxemburg tax legislation applicable to the Company.

Tax regime of selling shareholders who are French residents for tax purposes

The attention of the investors is drawn to the fact that the following information is only a summary of the applicable tax regime and that their particular situation should be examined by their taxation consultant, especially in view of the absence of any official standing by the French taxation authorities regarding the tax treatment of share buy-back transactions carried out by foreign companies listed in France.

(a)     Insofar as the French tax authorities would assimilate the transfer of the Company shares within the scope of a buy-back program to a transfer to a third party or to a share buy-back transaction carried out under the provisions of article L.225-209 of the commercial code (and would apply article 112-6° of the general taxation code), gains realized by the shareholders upon the transfer of their securities to the issuer would be subject to the capital gains regime.

Therefore, capital gains realized by the physical entity shareholders who are domiciled in France for taxation purposes, hold Company shares as part of their private patrimony and do not carry out stock exchange transactions as a matter of course, would be taxable starting on the very first Euro upon the transfer of the securities, in accordance with the provisions of article 150-0 A of the general taxation code, if the annual amount of the transfers realized by the shareholder whose securities are redeemed exceeded the 15,000 Euro threshold (assessed at the level of the tax household). The gain would be taxed at the global rate of 26% (including 10% deduction for social security).

The gains realized by artificial persons subject to tax on companies domiciled in France would be subject to the professional capital gains regime provided by article 39 of the general taxation code.

(b)     Otherwise, the gain realized by the shareholders would be similar in nature to revenue from capital investment.

Tax regime of selling shareholders whose domicile or headquarters are outside France for tax purposes

Capital gains realized upon the transfer of their shares by persons who are not domiciled in France for tax purposes under the meaning of article 4B of the General taxation code or whose headquarters are located outside France (and who do not have a stable establishment or fixed base in France in whose name the shares would be registered) and who have never held, directly or indirectly, singly or with members of their family, more than 25% of entitlements in the company’s fringe benefits at any time during the last five years preceding the transfer, are not subject to tax in France (article 244 bis C of the General taxation code).

6. Distribution of the Company’s capital

Capital

	Number		% Voting
Shareholders	of shares	% Capital	rights
Texas Pacific Group	159,305,600	26.24	26.29
Quandt family	115,508,200	19.02	19.06
Marcel Dassault Industrial group	32,659,866	5.38	5.39
Brunei Investment Agency	15,750,000	2.59	2.60
Other registered shareholders	6,303,211	1.04	1.04
Public	276,436,658	45.52	45.62
Own shares	1,261,465	0.21	0

Total	607,225,000	100.00	100.00

To the Company’s knowledge, no registered shareholder other than those listed in the table above and no « public » person owned more than 2% of capital or voting rights as at 30 September 2004. Since then, the Company has never been advised that it had crossed the statutory threshold of 2% of capital holding or voting rights by a shareholder. To the Company’s knowledge, there is no shareholder pact in force.

As at 31 December 2001, the Company held 35,524,586 of its own shares, of which 4,634,859 were cancelled by decision of the shareholders on 17 April 2002.

As at 31 December 2002, the Company held 31,545,751 of its own shares, of which 30,743,679 were cancelled on 10 March 2003, in application of the decision of the shareholders gathered at the extraordinary general meeting of 17 April 2002.

As at 31 March 2004, the Company held 1,290,129 of its own shares, i.e. approx. 0.21% of capital. As at 1 November 2004, the Company held 1,261,465 shares, i.e. approx. 0.21% of its capital.

Potential capital

If (i) all the Company’s stock options were exercised, (ii) all the Company’s share warrants exercised, (iii) all the stock options of Gemplus S.A. exercised and (iv) all the shares of Gemplus S.A. given to the Company, the potential (theoretical) capital of the Company would consist of 88,131,686 shares as at 31 December 2003, and 78,933,540 shares as at 30 September 2004. The securities of the potential capital representing respectively 14.59% of capital as at 31 December 2003 and 13.0% of capital as at 30 September 2004.

No other securities other than those referred to above give right to a share capital of the Company.

7. Intentions of the person who controls the Company singly or in concert with others, within the scope of the share buy-back program

No physical or artificial person, singly or in concert with others, has control over the Company.

8. Recent events

For information on recent events concerning the Company, visit the Company Web site (www.gemplus.com), and in particular:

•	annual rapport of the Company for 2003,

•	financial results for the first quarter 2004,

•	financial results for the second quarter 2004,

•	reference document of the Company for 2003,

•	financial results for the third quarter 2004.

9. Person responsible for the prospectus

To our knowledge, the data of the present prospectus complies with reality: it includes all the information required by the investors to assess Gemplus International S.A’s share buy-back program. It does not contain any admission likely to alter its scope.

The Chief Executive Officer,

Mr. Alex Mandl

FINANCIAL NOTICE

Summary pertaining to Gemplus International S.A. buy-back program authorized by the shareholders meeting of April 27, 2004 and implemented by the board of directors of October 26, 2004

AMF visa: n° 04-975 dated December 15, 2004.

Company: Gemplus International S.A., listed on on the Premier marché of Euronext Paris (Euronext code: LU0121706294 — GEM) and on the Nasdaq (symbol: GEMP).

Share Buy-Back Program:

Stocks: shares of Gemplus International S.A.

Maximum percentage of repurchase authorized by the general meeting of the shareholders: 10%, i.e., by taking into account the shares held by the company, 59,461,035 shares, representing a maximum amount of € 178,383,105.

Maximum unit purchase price: € 3.

Minimum sale price: € 0.01.

Objectives by order of priority (decreasing):

•	the cancellation of shares (subject to the preliminary authorization of the extraordinary general meeting of the company),

•	the allocation of shares to employees under the company stock option programs or any other program of share allocation,

•	the selling or transfer of shares resulting from convertible debt instruments,

•	the remittance of shares in payment or exchange in relation to possible external growth transactions.

Duration of the program: period ranging between the date of publication of the information note and October 26, 2005, i.e. 18 months as from the ordinary general meeting April 27, 2004.

The information memorandum as approved by the AMF is held at the disposal of any person who would request it at the registered office of the company Gemplus International: 46A, avenue John F Kennedy, L — 1855 Luxembourg.

It is also available on the AMF website: www.amf-france.org

and on the site of the company: www.gemplus.com.

About Gemplus

Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source: Gartner-Dataquest (2004), Frost & Sullivan, Datamonitor.). It has sold over 4 billion smart cards.

With security at its core, and 2400 patents produced by its innovative R&D team, Gemplus delivers a wide range of portable, personalized solutions in areas including Identity, Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Healthcare, WLAN, Pay-TV, e-government, and access control.

Gemplus’ revenue in 2003 was 749 million Euros.

www.gemplus.com

For more information:

Press
Gemplus Jane Strachey
Tel.: +33 (0) 4 42 36 46 61
Mob: +33 (0) 6 79 46 35 93
Mail: jane.strachey@gemplus.com

Edelman
Stephen Benzikie
Tel.: +44 (0) 207 344 1325
Mob: +44 (0) 774 003 8929
Mail: stephen.benzikie@edelman.com

Financial Communication
Gemplus
Celine Berthier
Tel.: +41 (0) 22 544 5054
Mail: celine.berthier@gemplus.com

Fineo
Tel.: +33 (0) 1 56 33 32 31
Mail: investors@gemplus.com

Gemplus receives AMF approval for share buy-back program

Luxembourg, 20 December 2004, Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card based solutions, today announces that it has received the approval from the AMF (Autorité des Marchés Financiers) on 15 December 2004 for its information memorandum regarding a buy-back program of up to 10% of Gemplus shares. This corresponds to up to 59.5 million shares and could amount to a maximum of 178 million Euros.

The objectives are the cancellation of shares, the allocation of shares to employees benefiting from a share allocation program such as the company stock option scheme, the sale or transfer of shares resulting from convertible debt instruments and the remittance of shares as payment or exchange in relation to possible external growth transactions.

For more information, please visit http://investor.gemplus.com

About Gemplus

Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source: Gartner-Dataquest (2004), Frost & Sullivan, Datamonitor.). It has sold over 4 billion smart cards.

With security at its core, and 2400 patents produced by its innovative R&D team, Gemplus delivers a wide range of portable, personalized solutions in areas including Identity, Mobile Telecommunications, Public Telephony, Banking, Retail, Transport, Healthcare, WLAN, Pay-TV, e-government, and access control.

Gemplus’ revenue in 2003 was 749 million Euros.

www.gemplus.com

For more information:

Press

Gemplus Jane Strachey	Edelman
Tel.: +33 (0) 4 42 36 46 61	Stephen Benzikie
Mob: +33 (0) 6 79 46 35 93	Tel.: +44 (0) 207 344 1325
Mail: jane.strachey@gemplus.com	Mob: +44 (0) 774 003 8929
Mail: stephen.benzikie@edelman.com

Financial Communication

Gemplus	Fineo
Celine Berthier	Tel.: +33 (0) 1 56 33 32 31
Tel.: +41 (0) 22 544 5054	Mail: investors@gemplus.com
Mail: celine.berthier@gemplus.com

     ©2004 Gemplus. All rights reserved. Gemplus and the Gemplus logo are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

Document title here — Security Level

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

Document title here — Security Level